Exhibit 21.1

SUBSIDIARIES OF AB PRIVATE CREDIT INVESTORS CORPORATION

NAME	Jurisdiction of Organization

ABPCIC Concerto Holdings LLC	Delaware

ABPCIC Equity Holdings, LLC	Delaware

ABPCIC NC Holdings LLC	Delaware

ABPCIC Funding II LLC	Delaware

ABPCIC Funding III LLC	Delaware

ABPCI Direct Lending Fund CLO VI Depositor LLC	Delaware

ABPCI Direct Lending Fund CLO VI Ltd	Cayman Islands

ABPCIC Global Radar, LLC	Delaware

ABPCIC BE Holdings, LLC	Delaware

ABPCIC AOM LLC	Delaware

ABPCIC Avant LLC	Delaware